                                                                     EXHIBIT 99




                  Oct. 18, 1995

      Date:       Ben Rubendall

      Contact:    815-961-7164                     [AMCORE FINANCIAL INC LOGO]

                         AMCORE REPORTS RECORD EARNINGS

     ROCKFORD, ILL. - AMCORE Financial, Inc. posted record earnings of $6.2 million, or 44 cents per share for its third quarter. Earnings for the period, which ended September 30, 1995, were up $700,000 from $5.5 million, or 40 cents per share in the 1994 quarter.

     "Our record-setting performance was made possible by a combination of continued strong growth in loan demand and strong performance by our Diversified Financial Services group. We also benefited from reductions in some key expenses and managed our operating expenses within the anticipated range," said Carl J. Dargene, chairman, president and chief executive officer of AMCORE Financial, Inc.

     Net interest income for the quarter rose $600,000, up 3 percent from the 1994 quarter, primarily because of higher loan volume. Average loans increased $139 million, or 12.5 percent, offsetting the compression in margins caused by an increase in funding costs.

     Fee income was boosted by $435,000 due to the January 1995 adoption of FAS 122 - "Accounting for Mortgage Servicing Rights," which allows for the recognition of the value of servicing rights on new mortgage loans.

     Mortgage servicing income rose $186,000 as a result of growth in the mortgage servicing portfolio. Insurance commission income rose $176,000 due to a combination of business from the newly formed insurance agency and a higher volume of credit life insurance sales. Trust revenues were slightly lower for the quarter, however, they were up $300,000 or 3.4 percent year-to-date.

     Total fee income was up slightly compared with 1994, however, the quarter-to-quarter increase would have been about 10 percent except for the impact of the sale of mortgage servicing rights, which inflated the third quarter 1994 fee income by $800,000. Net security gains were $331,000 higher than in the 1994 quarter. Total income taxes decreased slightly, despite higher pre-tax earnings, due to effective planning which resulted in lower marginal federal tax rates.

     Continued pressure on the net interest margin limited the level of the earnings increase associated with strong loan demand. The net interest margin was 4.04 percent for the third quarter, down 11 basis points compared with the second quarter of 1995. Compared with 1994, the net interest margin fell 33 basis points. "Pressure caused by shifts in funding sources has continued to result in lower margins in a time of strong loan growth, and it remains a problem for both AMCORE and the banking industry in general," Dargene said.

AMCORE Financial, Inc.
Third  Quarter Earnings 1995
Page 2

     Operating expenses rose $226,000, or 1 percent from the 1994 quarter. Expenses were significantly reduced by a refund of FDIC insurance premiums and to a lesser extent by lower amortization of intangibles and merger-related costs following one-time charges in the second quarter. Operating expenses would have risen $1.2 million, or 6.2 percent, excluding the FDIC refund.

     Planned expense increases are due to branch expansion expenses and the cost of on-going improvements in data processing, including the recent installation of a system to automate many teller functions.

     "The increase in operating expenses actually was less than we had anticipated," said Dargene. "Costs related to the opening of six branches in supermarkets during the past 12 months, and the impact of spending on a long-term project to upgrade our information and product delivery systems, have increased our expenses.

     All financial information has been restated to reflect the mergers of NBA Holding Company of Aledo, and NBM Bancorp, Inc., of Mendota.

     AMCORE Financial, Inc. is a northern Illinois-based bank holding company with assets of approximately $2.3 billion. Its holdings include eight subsidiary banks operating in 37 locations.

     The company also has seven primary financial service subsidiaries: a trust company, a mortgage company, a full-service broker-dealer, a capital management company, a collection agency, a consumer finance company, and an insurance company. AMCORE common stock is listed on NASDAQ under the symbol "AMFI".

                                     ###

                             AMCORE Financial, Inc.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All amounts have been restated to reflect the mergers with NBA Holding Company of Aledo, Illinois, and NBM Bancorp, Inc. These mergers were accounted for under the pooling of interests method.

                                                                                                       TRAILING TWELVE MONTHS
(IN THOUSANDS, EXCEPT SHARE DATA)           QUARTER ENDED SEPT. 30,     NINE MONTHS ENDED SEPT. 30,       ENDED SEPT. 30,
                                           -------------------------    ---------------------------  ---------------------------
                                                             PERCENT                     PERCENT                         PERCENT
FINANCIAL HIGHLIGHTS                         1995     1994   CHANGE     1995     1994    CHANGE       1995      1994     CHANGE
--------------------------------------------------------------------    ---------------------------  ---------------------------
Net revenues, including security gains     $28,534   $27,640   3.2%     $83,743  $80,985    3.4%     $111,486  $108,422     2.8%
Operating expenses....................      19,950    19,724   1.1%      67,260   58,434   15.1%       87,460    78,339    11.6%
Net income............................       6,240     5,549  12.5%      11,997   16,322  -26.5%       17,476    21,866   -20.1%
Net income per share..................        0.44      0.40  10.0%        0.85     1.16  -26.7%         1.24      1.56   -20.5%
Cash dividends per share..............        0.15      0.15   0.0%        0.45     0.43    4.7%         0.62      0.56    10.7%
Book value per share..................       14.14     13.23   6.9%

                                                             QUARTER ENDED SEPT. 30,              NINE MONTHS ENDED SEPT. 30,
                                                            -------------------------             --------------------------
                                                                              PERCENT                                PERCENT
KEY FINANCIAL RATIOS (A)                                     1995     1994     CHANGE               1995     1994     CHANGE
------------------------------------------------------------------------------------              --------------------------
   Return on average assets.............................     1.08%    1.06%     1.8%                0.94%    1.07%    -12.3%
   Return on average equity.............................    12.61%   11.95%     5.5%               10.85%   11.80%     -8.1%
   Net interest margin (FTE)............................     4.04%    4.37%    -7.6%                4.16%    4.46%     -6.7%
   Net operating expense/average assets.................     1.98%    2.20%    -9.9%                2.23%    2.30%     -3.3%
   Average total equity to average assets...............     8.53%    8.84%    -3.5%                8.62%    9.04%     -4.6%
   Other income/net revenues (1)........................    28.6%     29.4%    -2.6%                28.4%    27.9%      2.0%
   Efficiency Ratio (FTE)...............................    66.0%     67.1%    -1.6%                69.5%    67.7%      2.6%
(A)  All 1995 ratios have been adjusted to exclude one-time charges recorded in the second quarter.

INCOME STATEMENT
-------------------------------------------------------------------------------------            ---------------------------
Interest income.........................................   $42,432   $35,290    20.2%            $121,063   $101,997   18.7%
Interest expense........................................    22,351    15,818    41.3%              62,176     44,219   40.6%
                                                           --------------------------            ---------------------------
   Net interest income..................................    20,081    19,472     3.1%              58,887     57,778    1.9%
Provision for loan losses...............................       320       307     4.2%               1,920        611  214.2%
Other Income:
   Trust income.........................................     2,628     2,701    -2.7%               8,455      8,151    3.7%
   Service charges on deposits..........................     1,879     1,627    15.5%               5,306      4,914    8.0%
   Mortgage revenues....................................     1,069     1,398   -23.5%               2,632      2,814   -6.5%
   Collection fee income................................       464       427     8.7%               1,386      1,314    5.5%
   Other................................................     2,013     1,946     3.4%               5,631      5,159    9.1%
                                                           --------------------------            ---------------------------
      Total other income................................     8,053     8,099    -0.6%              23,410     22,352    4.7%
Net security gains......................................       400        69   479.7%               1,446        855   69.1%
Operating expenses:
   Personnel costs......................................    11,727    10,236    14.6%              35,192     30,760   14.4%
   Net occupancy expense................................     1,372     1,144    19.9%               5,472      3,470   57.7%
   Equipment expense....................................     1,756     1,542    13.9%               6,196      4,579   35.3%
   Insurance expense....................................        90     1,136   -92.1%               2,387      3,399  -29.8%
   Professional fees....................................       587       874   -32.8%               2,174      2,393   -9.2%
   Amortization of intangible assets....................       516       647   -20.2%               3,478      1,945   78.8%
   Other................................................     3,902     4,145    -5.9%              12,361     11,888    4.0%
                                                           --------------------------            ---------------------------
      Total operating expenses..........................    19,950    19,724     1.1%              67,260     58,434   15.1%
                                                           --------------------------            ---------------------------
Income before income taxes..............................     8,264     7,609     8.6%              14,563     21,940  -33.6%
Income taxes............................................     2,024     2,060    -1.7%               2,566      5,618  -54.3%
                                                           --------------------------            ---------------------------
      Net income........................................    $6,240    $5,549    12.5%             $11,997    $16,322  -26.5%
                                                           ==========================            ===========================
Average shares outstanding (000)........................    14,089    14,022     0.5%              14,069     14,018    0.4%
Ending shares outstanding (000).........................    14,094    14,025     0.5%              14,094     14,025    0.5%



                                                                                QUARTER ENDED SEPT. 30,
(IN THOUSANDS)                                                                1995                 1994
----------------------------------------------------------------------  -------------------------------------
                                                              ENDING     AVERAGE   YIELD/   AVERAGE   YIELD/
                                                              BALANCE    BALANCE   RATE     BALANCE   RATE
----------------------------------------------------------------------  -------------------------------------
ASSETS:
   Taxable securities...................................      $581,817    $539,972  6.90%    $488,719   6.05%
   Tax-exempt securities (FTE)..........................       227,043     253,627  7.13%     242,159   7.84%
   Other earning assets.................................        40,896      48,504  6.07%      43,647   4.73%
   Mortgage loans held for sale.........................        14,495      15,214  8.18%      13,016   7.03%
   Loans, net of unearned income (FTE)..................     1,273,050   1,250,852  8.83%   1,112,104   8.23%
                                                            ----------  -------------------------------------
      Total Earning Assets..............................    $2,137,301  $2,108,169  8.19%  $1,899,645   7.63%
      Intangible assets.................................        14,828      15,135             18,639
      Other non-earning assets..........................       182,329     178,150            165,176
                                                            ----------  -------------------------------------
      Total Assets......................................    $2,334,458  $2,301,454         $2,083,460
                                                            ----------  -------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits............................    $1,567,069  $1,574,302  4.53%  $1,471,363  3.68%
   Non-interest bearing deposits........................       259,794     248,884            247,189
                                                            ----------  -------------------------------------
      Total Deposits....................................    $1,826,863  $1,823,186         $1,718,552
                                                            ----------  -------------------------------------
   Short-term borrowings................................       254,116     236,580  6.48%     136,966  4.53%
   Long-term borrowings.................................        22,013      21,994  7.27%      27,448  7.18%
   Other................................................         4,869       4,795  7.53%       4,025 11.04%
                                                            ----------  -------------------------------------
      Total Interest Bearing Liabilities................     1,848,067   1,837,671  4.83%   1,639,802  3.83%
      Other liabilities.................................        27,326      18,633             12,275
                                                            ----------  -------------------------------------
      Total Liabilities.................................    $2,135,187  $2,105,188         $1,899,266
      Stockholders' Equity..............................       199,271     196,266            184,194
                                                            ----------  -------------------------------------
      Total Liabilities and
      Stockholders' Equity..............................    $2,334,458  $2,301,454         $2,083,460
                                                            ----------  -------------------------------------


                                                                  NINE MONTHS ENDED SEPT. 30
                                                                  1995                 1994
                                                           ----------------------------------------
                                                             AVERAGE    YIELD/    AVERAGE    YIELD/
                                                             BALANCE    RATE      BALANCE    RATE
                                                           ----------------------------------------
ASSETS:                                                      $521,199   7.07%     $507,193   6.03%
   Taxable securities...................................      252,645   7.23%      242,963   7.95%
   Tax-exempt securities (FTE)..........................       30,923   5.98%       32,955   4.84%
   Other earning assets.................................       10,908   8.12%       12,481   7.23%
   Mortgage loans held for sale.........................    1,212,098   8.78%    1,069,541   8.14%
                                                           ---------------------------------------
   Loans, net of unearned income (FTE)..................   $2,027,773   8.20%   $1,865,133   7.59%
      Total Earning Assets..............................       16,849               19,160
      Intangible assets.................................      165,980              161,469
      Other non-earning assets..........................   ---------------------------------------
                                                           $2,210,602           $2,045,762
      Total Assets......................................   ---------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits............................   $1,520,480   4.43%   $1,439,068   3.60%
   Non-interest bearing deposits........................      238,548              244,594
                                                           ---------------------------------------
      Total Deposits....................................   $1,759,028           $1,683,662
                                                           ---------------------------------------
   Short-term borrowings................................      216,917   6.32%      128,560   3.83%
   Long-term borrowings.................................       23,071   7.41%       28,249   6.93%
   Other................................................        4,556   8.66%        3,825  12.09%
                                                           ---------------------------------------
      Total Interest Bearing Liabilities................    1,765,024   4.71%    1,599,702   3.70%
      Other liabilities.................................       16,456               16,559
                                                           ---------------------------------------
      Total Liabilities.................................   $2,020,028           $1,860,855
      Stockholders' Equity..............................      190,574              184,907
      Total Liabilities and                                ---------------------------------------
      Stockholders' Equity..............................   $2,210,602           $2,045,762
                                                           ---------------------------------------


                                                            ---------------------------        ----------------------------
                                                             QUARTER ENDED SEPT. 30,            NINE MONTHS ENDED SEPT 30,
                                                            ---------------------------        ----------------------------
                                                                                 PERCENT                             PERCENT
 ASSET QUALITY (IN THOUSANDS)                                 1995       1994    CHANGE          1995      1994      CHANGE
 ---------------------------------------------------------------------------------------        ----------------------------
 Ending allowance for loan losses........................    $13,190    $13,724   -3.9%
 Net charge-offs.........................................        770        438   75.8%         $2,028      $1,367    48.4%
 Net charge-offs to average loans(2).....................      0.25%      0.16%   56.3%          0.22%       0.17%    29.4%

 Non-performing assets:
    Nonaccrual...........................................     $9,674    $11,364  -14.9%
    Restructured.........................................      2,597        765  239.5%
                                                            ---------------------------
       Non-performing loans..............................     12,271     12,129    1.2%
    Other real estate owned (OREO).......................      2,502      1,359   84.1%
                                                            ---------------------------
       Total non-performing assets.......................    $14,773    $13,488    9.5%
                                                            ---------------------------

 KEY ASSET QUALITY RATIOS
 ---------------------------------------------------------
    Allowance to ending loans............................      1.04%      1.21%  -14.1%
    Allowance to non-performing loans....................     107.5%     113.2%   -5.0%
    Non-performing loans to loans........................      0.96%      1.07%   -9.6%
    Non-performing assets to loans & OREO................      1.16%      1.18%   -2.2%



FOOTNOTES
---------
(1) Excluding net security gains.
(2) On an annualized basis.
N/M = Not meaningful